Exhibit 99.1

Global Partner for Success

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HSFT)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 17, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of HiSoft Technology International Limited (the “Company”) will be held at Fangda Partners, Beijing Office, located at 21/F, China World Tower, 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R. China on Monday, October 17, 2011 at 9:00 AM (Beijing time, or October 16, 2011 at 9:00 PM EDT) in accordance with the Sixth Amended and Restated Memorandum and Articles of Association (the “MA&A”) of the Company, for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.               To re-elect Dr. Pehong Chen as a Director of the Company in accordance with sub-paragraph (3) under Article 86 of the MA&A of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

2.               To re-elect Mr. Lau Chun Wah Davy as a Director of the Company in accordance with sub-paragraph (3) under Article 86 of the MA&A of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

3.               To re-elect the retiring Director, Ms. Lee Hongwei Jenny, by rotation in accordance with sub-paragraph (1) and (2) under Article 87 of the MA&A of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

4.               To ratify the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 and to authorize the Board of Directors to fix their remuneration;

5.               To appoint appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011 and to authorize the Board of Directors to fix their remuneration;

6.               To ratify the adoption of the audited financial statements for fiscal year 2010 and report of the independent registered public accounting firm, and their inclusion in the Company’s 2010 annual report; and

7.               To authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 6 as the Board of Directors, in their absolute discretion, think fit.

The Board of Directors of the Company has fixed the close of business on September 1, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of ADSs who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to investor_relations@hisoft.com; (2) notify the Company of your e-mail address by sending your request to investor_relations@hisoft.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://www.mzcan.com/us/HSFT/irwebsite/index.php?mod=annual.

By Order of the Board of Directors of HiSoft Technology International Limited.

/s/ Sun Cheng Yaw

Sun Cheng Yaw
Chairman
Beijing, P. R. China

September 1, 2011

Executive Office:	Registered Office:

33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian, 116023, People’s Republic of China	Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands